Exhibit 99.5

TITAN MEDICAL ANNOUNCES FILING OF FINAL SHORT FORM PROSPECTUS

NOT FOR DISTRIBUTION TO UNITED STATES NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

January 21, 2021, TORONTO--(BUSINESS WIRE)--Titan Medical Inc. (“Titan” or the “Company”) (TSX: TMD) (Nasdaq: TMDI), a medical device company focused on the design and development of surgical technologies for robotic single access surgery, announced today that it has filed and been receipted for a final short form prospectus with applicable securities regulators in Ontario, British Columbia and Alberta in connection with its previously announced offering of 6,451,613 units of the Company (“Units”) on a “bought deal” basis, at a price of US$1.55 per Unit (the “Offering Price”) for aggregate gross proceeds of US$10,000,000 (the “Offering”). Bloom Burton Securities Inc. (the “Underwriter”) will act as underwriter for the Offering.

Each Unit will consist of one common share in the capital of the Company (each a “Common Share”) and one half (1/2) of one Common Share purchase warrant (each whole warrant, a “Warrant”). Each Warrant will be exercisable to acquire one Common Share for a period of 60 months following the closing of the Offering at an exercise price of US$2.00 per share.

The Company has granted the Underwriter an option, exercisable in whole or in part and from time to time at any time until 30 days after the closing of the Offering, to purchase up to an additional number of Units equal to 15% of the number of Units sold pursuant to the Offering at the Offering Price.

The net proceeds of the Offering will be used to fund the development of the Company’s robotic surgical technologies and for general working capital. The Offering is expected to close on or about January 26, 2021 or such other date as the Company and the Underwriter may agree, and is subject to certain closing conditions, including but not limited to, the receipt of all necessary regulatory, stock exchange and other approvals, including the approval of the Toronto Stock Exchange. The Company received conditional approval from the Toronto Stock Exchange on January 19, 2021.

The Units are being offered by way of a short form prospectus in each of the provinces of British Columbia, Alberta, and Ontario pursuant to National Instrument 44-101 – Short Form Prospectus Distributions, and by way of private placement in the United States and to, or for the account or benefit of “U.S. persons” (as defined in Regulation S under the United States Securities Act of 1933, as amended (the “1933 Act”)) pursuant to exemptions from the registration requirements under the 1933 Act, and pursuant to the applicable securities laws of any state of the United States. The Units may also be sold in such other jurisdictions as the Company and the Underwriter may agree.

The securities referred to in this news release have not been, nor will they be, registered under the 1933 Act and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent U.S. registration or an applicable exemption from the U.S. registration requirements. This press release does not constitute an offer for sale of securities, nor a solicitation for offers to buy any securities in the United States, nor in any other jurisdiction in which such offer, solicitation or sale would be unlawful.

Related Party Transaction

An aggregate of 39,500 Units will be purchased by directors, officers and employees of the Company and its subsidiary under the Offering for gross proceeds of $61,225. Each insider subscription constitutes a "related party transaction" pursuant to Multilateral Instrument 61-101 -- Protection of Minority Security Holders in Special Transactions ("MI 61-101"). In completing the purchases of Units by the Company’s personnel, the Company will rely on the exemptions from the formal valuation and minority shareholder approval requirements of MI 61-101 set forth in sections 5.5(a) and 5.7(1)(a) of MI 61-101, as the aggregate value of the purchases of Units does not exceed 25% of the market capitalization of the Company. The Company did not file a material change report more than 21 days before the expected closing of the Offering due to the limited time between the launch of the Offering and the Closing.

About Titan Medical

Titan Medical Inc., a medical device company headquartered in Toronto, is focused on developing robotic assisted technologies for application in single access surgery. The Enos™ system, by Titan Medical, is being developed with dual 3D and 2D high-definition vision systems, multi-articulating instruments, and an ergonomic surgeon workstation. With the Enos system, Titan intends to initially pursue gynecologic surgical indications. Certain of Titan’s robotic assisted surgical technologies and related intellectual property have been licensed to Medtronic plc, while retaining world-wide rights to commercialize the technologies for use with the Enos system.

Enos™ is a trademark of Titan Medical Inc.

For more information, visit www.titanmedicalinc.com.

Forward-Looking Statements of Titan Medical

This news release contains “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws. Such statements reflect the current expectations of management of the Company’s future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “potential for” and similar expressions have been used to identify these forward-looking statements, including, without limitation, references to: the Company’s focus on the design and development of surgical technologies for robotic single access surgery, the constituent securities that will make up the Units and the terms of the Warrants, the use of proceeds from the Offering, the aggregate gross proceeds of the Offering, the expected closing date of the Offering, the jurisdictions in which the Units will be offered, that the Enos system is being developed with dual 3D and 2D high-definition vision systems, multi-articulating instruments and an ergonomic surgeon workstation and that Titan intends to initially pursue gynecologic surgical indications. These statements reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019 (which may be viewed at www.sedar.com and at www.sec.gov) and in the “Risk Factors” section of the Company’s prospectus as of the date hereof (which may be viewed at www.sedar.com). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully, and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions, the Company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements. Except as required by law, the Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Contact:

Monique L. Delorme
Chief Financial Officer
+1-416-548-7522
investors@titanmedicalinc.com